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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 016441

(Check One):

[ ] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
[X] Form 10-Q and Form 10-QSB [  ] Form N-SAR

    For Period Ended:        September 30, 1997
    [ ]     Transition Report on Form 10-K
    [ ]     Transition Report on Form 20-F
    [ ]     Transition Report on Form 11-K
    [ ]     Transition Report on Form 10-Q
    [ ]     Transition Report on Form N-SAR
    For the Transition Period Ended:________________________________________
____________________________________________________________________________
Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
____________________________________________________________________
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

____________________________________________________________________
PART I--REGISTRANT INFORMATION

                              CODE-ALARM, INC.
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                              950 East Whitcomb
                              -----------------
          Address of Principal Executive Office (Street and Number)


                         Madison Heights, MI  48071
                         --------------------------
                          City, State and Zip Code



PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K or Form 10- KSB, 20-F, 11-K, 10-Q or Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         Please see attached Exhibit A.

PART IV--OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

    Craig S. Camalo              248                   583-9620
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       (Name)                 (Area Code)             (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Please see attached Exhibit B.
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                              CODE-ALARM, INC.
                              ----------------
                (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 1997       By /s/ Craig S. Camalo
                                --------------------------------------
                                Craig S. Camalo, Vice President
                                of Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
                                   ---------
    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                   EXHIBIT A

                              PART III - NARRATIVE

     The Company has been unable to complete the quarter ended September 30, 1997, closing of its books and records as all necessary and required information is not fully complete or available. Additional time is necessary to enable the Company to prepare and complete an accurate report for the quarter ended September 30, 1997.

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                                   EXHIBIT B

                          PART IV - OTHER INFORMATION

    The Company's consolidated net sales for the quarter ended September 30, 1997, were $12.6 million compared to $15.3 million for the quarter ended September 30, 1996. The Company's net sales for the nine months ended September 30, 1997, were $41.0 million compared to $47.1 million for the nine months ended September 30, 1996.

    Consolidated net loss for the quarter ended September 30, 1997, was ($5,216,000) compared to a net income for the quarter ended September 30, 1996, of $42,000. The Company's consolidated net loss for the nine months ended September 30, 1997, and Company defense costs, both was ($4,817,000) compared to net income for the nine months ended September 30, 1996, of $60,000.

    The results for the quarter ended September 30, 1997, includes a restructuring charge of $2.8 million for a plant closing in Texas, $2.4 million litigation expense, which includes a reserve for $1.7 million as a result of a Memorandum and Order for a partial judgment issued October 21, 1997, and Company defense costs, both in connection with a patent infringement claim, and additional reserves and writedown of assets totaling $775,000.